Authorization and Designation
To Sign and File
Section 16 Reporting Forms

The undersigned, an Executive Officer of Ampco-
Pittsburgh Corporation, a Pennsylvania corporation (the ?Corporation?), does hereby authorize and designate Masha Trainor to sign and file on his behalf any and all Forms 3, 4 and 5 relating to equity securities of the
Corporation pursuant to the requirements of Section 16 of the Securities
Exchange Act of 1934 (?Section 16?). This authorization, unless earlier revoked by the undersigned in writing, shall be valid until the undersigned?s reporting obligations under Section 16 with respect to equity securities of the Corporation shall cease.
IN WITNESS WHEREOF, the undersigned has executed this Authorization and Designation ad of the 5th day of July, 2017.

     ___/s/ Keith Zatawski_____
       Keith Zatawski